EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the Second Quarter of 2016

SHANGHAI, China, July 13, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the second quarter ended June 30, 2016.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q2 2016	in Q2 2016	in Q2 2016	June 30, 2016	in Q2 2016	June 30, 2016
Leased and owned hotels	2	(2)	-	627	(140)	77,123
Manachised and franchised hotels	172	(47)	125	2,487	10,523	237,688
Total	174	(49)	125	3,114	10,383	314,811
(1) Reasons for closures include contract expiration, operating loss and others.

Number of hotels in pipeline as of June 30, 2016
Leased hotels	23
Manachised and franchised hotels	563
Total(2)	586
(2) Including 31 hotels under brands of ibis, ibis Styles, Mercure and Novotel.

Operating Metrics

	For the quarter ended
	June 30,	March 31,	June 30,
	2015	2016	2016
Occupancy rate (as a percentage)
Leased and owned hotels	87%	82%	87%
Manachised hotels	85%	81%	85%
Franchised hotels	74%	62%	71%
Blended	86%	80%	85%
Average daily room rate (3) (in RMB)
Leased and owned hotels	201	193	210
Manachised hotels	172	165	175
Franchised hotels	171	169	181
Blended	181	172	184
RevPAR (3) (in RMB)
Leased and owned hotels	176	159	182
Manachised hotels	146	133	150
Franchised hotels	126	105	128
Blended	156	139	157
(3) Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. The Company's room rates quoted and received from customers are tax-inclusive (business tax or VAT) before and after the implementation of VAT. For comparison purposes, the ADR and RevPAR disclosed in this release are based on the tax-inclusive rates.

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,		yoy
	2015	2016	change
Total	1,899	1,899
Leased hotels	590	590
Manachised and franchised hotels	1,309	1,309
Occupancy rate (as a percentage)	88%	88%	-0.4%
Average daily room rate (in RMB)	183	181	-0.7%
RevPAR (in RMB)	161	159	-1.2%

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q2 2016	June 30, 2016
Economy hotels	84	2,732
HanTing Hotel	46	2,105
Leased hotels	(1)	492
Manachised hotels	47	1,613
Hi Inn	26	358
Leased hotels	(1)	37
Manachised hotels	21	285
Franchised hotels	6	36
Elan Hotel	11	180
Manachised hotels	7	149
Franchised hotels	4	31
ibis Hotel	1	83
Leased hotels	1	13
Manachised hotels	4	13
Franchised hotels	(4)	57
ibis Styles Hotel	-	6
Manachised hotels	-	2
Franchised hotels	-	4
Midscale and upscale hotels	41	382
JI Hotel	27	229
Leased hotels	1	78
Manachised hotels	24	149
Franchised hotels	2	2
Starway Hotel	13	136
Leased hotels	-	3
Manachised hotels	13	84
Franchised hotels	-	49
Joya Hotel	1	5
Leased hotels	-	2
Manachised hotels	1	3
Manxin Hotels & Resorts	-	2
Leased hotels	-	1
Manachised hotels	-	1
Mercure Hotel	-	8
Leased hotels	-	1
Manachised hotels	-	6
Franchised hotels	-	1
Novotel Hotel	-	1
Leased hotels	-	-
Manachised hotels	-	1
Grand Mercure	-	1
Franchised hotels	-	1
Total	125	3,114

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	June 30,		June 30,		yoy change	June 30,		yoy change	June 30,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,739	1,739	152	148	-3.0%	172	168	-1.9%	89%	88%	-1.0%
Leased hotels	522	522	159	152	-4.1%	179	177	-1.6%	88%	86%	-2.3%
Manachised and franchised hotels	1,217	1,217	149	146	-2.4%	168	164	-2.0%	89%	89%	-0.3%
Midscale and upscale hotels	160	160	230	250	8.6%	281	290	2.9%	82%	86%	4.5%
Leased hotels	68	68	263	292	11.2%	310	322	3.8%	85%	91%	6.1%
Manachised and franchised hotels	92	92	195	204	4.6%	248	251	0.9%	79%	81%	2.8%
Total	1,899	1,899	161	159	-1.2%	183	181	-0.7%	88%	88%	-0.4%

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of June 30, 2016, the Company had 3,114 hotels or 314,811 rooms in operation in 357 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2016, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models.
For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.
The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com